Exhibit 99.1

EMPLOYMENT AGREEMENT

AGREEMENT (the “Agreement”) dated as of July 1, 2003 by and between Sotheby’s Holdings, Inc. (the “Company” or “Sotheby’s”) and William F. Ruprecht (the “Executive”).

W I T N E S S E T H :

WHEREAS, the Company entered into  an Employment Agreement with the Executive dated as of March 20, 2002 (the “Original Agreement”) to specify the terms and conditions on which the Executive would be employed by the Company; and

WHEREAS, the Company and the Executive desire to terminate the Original Agreement as of the date hereof and to enter into a new Employment Agreement as further specified herein.

NOW, THEREFORE, in consideration of the mutual promises and conditions herein set forth, the parties hereto hereby agree to as follows:

1. Term.  The term of this Agreement (the “Term”) shall commence on July 1, 2003 and shall continue, unless terminated in accordance with Paragraph 4 herein or as otherwise provided in this Agreement, until June 30, 2006.

2. Duties and Authority.  During the Term, the Executive agrees to continue to serve the Company, and the Company agrees to continue to employ the Executive, as Chief Executive Officer and President and to continue to nominate him as a member of the Board of Directors of the Company and support, in good faith, his election as a member of the Board of Directors of the Company.  In serving in the aforementioned positions, the Executive shall have such authority and responsibility as are customarily attendant to such positions and as may be specified from time to time by the Board of Directors of the Company.  In connection with the Executive’s employment by the Company, the Executive shall be based at the principal executive offices of the Company in the City of New York, except for required travel on the Company’s business to an extent substantially consistent with present business travel obligations. The Executive shall report directly to the Board of Directors of the Company.  Except as otherwise permitted by the Company, the Executive shall devote substantially all of his business time (excluding periods of vacation and sick leave) and efforts to the performance of his functions and responsibilities for the Company and its affiliates.  Anything herein to the contrary notwithstanding, but subject to the Company’s Compliance Policies, nothing shall preclude the Executive from (i) serving on the boards of directors of a reasonable number of other corporations or the boards of a reasonable number of trade association and/or charitable organizations, (ii) engaging in charitable activities and community affairs, and (iii) managing his personal investments and affairs, provided that such activities do not materially interfere with the proper performance of his duties and responsibilities as the Company’s President and Chief Executive Officer.

3. Compensation and Benefits.  In full consideration for all services rendered by the Executive during the Term, the Executive will receive the following compensation and benefits:

(a) Base Salary.  The Executive shall receive an annual base salary of not less than five hundred thousand dollars ($500,000) (the “Base Salary”) payable in accordance with the customary payroll practices of the Company.  During the Term, the Executive’s Base Salary will be reviewed at least annually by the Compensation Committee of the Board of Directors of the Company and may be adjusted upward (but not downward) to reflect the Executive’s performance and responsibilities.

(b) Annual Incentive Compensation.  During the Term, the Executive shall be eligible to receive annual incentive compensation (“Annual Incentive Compensation”).  The Executive’s annual incentive bonus target shall be one hundred percent (100%) of the Executive’s Base Salary during the year in which the compensation is accrued, payable at such times as such Annual Incentive Compensation is paid to other executives of the Company, as determined by the Compensation Committee in its sole discretion.  The Executive’s Annual Incentive Compensation shall be determined by the Compensation Committee in its sole discretion after having considered a recommendation by the Company’s Management.

(c) Partnership Plan.   The Executive shall be eligible to participate in the Company’s Partnership Plan, which pays out in the event the Company’s financial results exceed its worldwide financial Plan by more than a threshold determined annually by the Compensation Committee, on a basis no less favorable than other senior executives.  His minimum annual participation in this plan during the Term, provided the applicable plan threshold is met, will be $250,000.

(d) Stock Options.  The Executive was granted 150,000 options, with an exercise price equal to the fair market value of the underlying stock on the date of grant,  pursuant to the Company’s Stock Option Plan (the “Stock Option Plan”) on August 5, 2003.  The Executive shall be eligible for option grants in 2004 and 2005, as determined by the Compensation Committee.  If a Change of Control occurs before any of the Executive’s  stock options  are permitted to be exercised under the Stock Option Plan, then the Executive shall be paid in cash the difference between the exercise price of any such options and the price per share for Sotheby’s shares in the Change of Control transaction.

(e) Restricted Stock.   The Executive was granted 75,000 shares of restricted stock on August 5, 2003 pursuant to the Company’s Restricted Stock Plan.  The Executive shall be eligible for restricted stock grants in 2004 and 2005, as determined by the Compensation Committee.

(f) Expense Reimbursement.  The Company will reimburse the Executive for ordinary and necessary business and travel expenses incurred in the performance of the Executive’s duties in accordance with the Company’s standard procedures in effect for the senior most executives of the Company.

(g) Benefits.  The Executive shall be eligible to continue to participate in all benefit plans now or hereafter maintained by or on behalf of the Company for its most senior executives or in which such senior executives participate and shall receive all fringe benefits and vacations, for which the Executive’s level of employment makes him eligible in accordance with the Company’s policies and the terms of such plans.  Such benefits shall not be reduced, unless they are reduced in the same manner for all other senior executives of the Company.

(h) Business Development Allowance.  The Executive will be eligible for a business development allowance of at least $25,000 for each calendar year during the Term.

(i) Car Allowance.  During the Term, the Company will pay for the Executive’s use of a car and driver for business purposes.

(j) Confidentiality Agreement; Sotheby’s Rules and Policies.  As a condition to the Executive’s continued employment by the Company, he shall continue to be bound by the Company’s Confidentiality Agreement, Auction Rules, Compliance Policies, and the Conflict of Interest Policy and House Rules (collectively, the “Rules and Policies”).  The Executive acknowledges that he has read, understood and signed each of the foregoing.  Nevertheless, if any provision of the Rules or Policies expressly contradicts any provision in this Agreement, the provisions of this Agreement shall govern.

(k) Miscellaneous.  Payments made pursuant to Subparagraph  3(h) and  termination payments made pursuant to Paragraph 5 shall not be included for benefit contribution purposes under any qualified or non-qualified retirement plan, including but not limited to the Section 401(k)  Retirement Savings Plan or Benefit Equalization Plan.  These  payments are also not part of the bonus calculation in the event the Executive is entitled to benefits under the Sotheby’s, Inc. Severance Plan.

4.          Termination of the Executive’s Employment.

(a) Death.  Executive’s employment shall terminate immediately upon his death.

(b) Disability.  Executive’s employment shall terminate upon Executive’s “Disability.”  For purposes of this Agreement, “Disability” means a determination by the Company in accordance with applicable law that, as a result of a physical or mental illness, the Executive is unable to perform the essential functions of his job with or without reasonable accommodation that does not present an undue burden on the Company.

(c) By the Company.  The Board of Directors of the Company may terminate the Executive’s employment at any time during the Term, with or without “Cause” (as defined below), upon written notice by the Company to the Executive, and the Executive’s employment will terminate on the date notice is given or, if specified in the notice, within sixty days after the date notice is given.

For purposes of this Agreement, “Cause” means:

(1)                                 the Executive’s fraud or willful malfeasance in the performance of his duties, or his gross negligence in the performance of his duties which is materially injurious to the Company; or

(2)                                 the Executive’s conviction of a crime that was a felony in the United States or the United Kingdom or a crime of equivalent gravity in any other jurisdiction (a “Felony Crime”), or conduct for which the Executive receives amnesty, immunity or its equivalent from an authorized law enforcement authority, which conduct would otherwise have been likely to result in the prosecution of charges against the Executive by such authorized law enforcement authority for commission of a Felony Crime;

The Executive shall have thirty (30) days following the receipt of notice from the Company of the existence of circumstances constituting Cause to correct such circumstances.  Any notice of termination for Cause must be given within sixty (60) days following the Chairman of the Board of Directors learning of circumstances constituting Cause.  During such thirty (30) day period, the Executive shall be given an opportunity, together with his counsel, to be heard before the Board of Directors of the Company and the Executive shall only be deemed to have been terminated for Cause if no less than 60% of the members of the Board of Directors determine in good faith that the Executive was guilty of conduct set forth in Subparagraph 4(c)(1) or 4(c)(2) above.

(d) By the Executive.  The Executive may terminate his employment with the Company at any time during the Term, with or without “Good Reason” (as defined below), upon thirty (30) days prior written notice to the Company.  For purposes of this Agreement, “Good Reason” means:

(1)                                 a material breach of this Agreement by the Company;

(2)                                 the Company’s assignment of duties to the Executive which are a material diminution of his duties;

(3)                                 the Company’s removal of the Executive from his positions of Chief Executive Officer and/or President and/or the Company’s removal of the Executive or failure to nominate the Executive, and support in good faith the Executive’s election, as a member of  the Board of Directors of the Company;

(4)                                 the Company’s requirement that the Executive relocate the Executive’s office or perform more than one third of his duties during any calendar year more than  fifty (50) miles outside of New York, New York without the Executive’s prior written consent;

(5)                                 the Company’s failure to provide timely the Executive with compensation and the benefits at the levels required herein;

(6)                                 failure by the Company to grant to the Executive on or before August 15 of each year during the Term of Executive’s employment, equity grants in the form of stock options and/or restricted stock having a then current value of not less than $1,250,000, as determined by any one of Mercer Human Resource Consulting, Watson Wyatt LLP, Towers Perrin, Hewitt Associates LLC or Sibson Human Capital Consulting, as selected by the Compensation Committee, or by such other similar firm of nationally recognized compensation consultants as may be selected by the Compensation Committee and reasonably satisfactory to the Executive; or

(7)                                 the failure of any successor to the Company to assume the obligations of the Company under this Agreement pursuant to Subparagraph 8(d).

provided, however, that the Company shall have thirty (30) days following the receipt of notice from the Executive of the existence of circumstances constituting Good Reason to correct such circumstances.  Any notice of termination for Good Reason must be given within thirty (30) days following the Executive learning of circumstances constituting Good Reason.

5.          Severance Payment.

(a) Without Cause and Good Reason Termination.  If during the Term the Company terminates the Executive’s employment without Cause or the Executive terminates his employment for Good Reason, all compensation payable to the Executive under Paragraph 3 hereof will cease as of the effective date of notice of such termination (the “Termination Date”) and the Executive will be entitled to the following:

(1)                                 All accrued but unpaid Base Salary through the Termination Date plus three (3) times the Executive’s then current Base Salary  payable in a lump sum;

(2)                                 Three (3) times the Executive’s Annual Incentive Compensation, payable in a lump sum,  such Annual Incentive Compensation to be equal to his annual incentive bonus target as most recently determined pursuant to Subparagraph 3(a) prior to the Termination Date;

(3)                                 All previously earned and accrued (but unpaid) entitlements and benefits from the Company, including any such entitlements and benefits as an Executive under this Agreement or under the Company’s pension, disability and life insurance plans, policies and programs, if any;

(4)                                 If such termination shall occur after April 1 in any year, and if at the end of such year the Executive would have been entitled to any amount (the “Payment Amount”) pursuant to Subparagraph 3 (c) had he remained employed by the Company through the end of such year, a portion of the Payment Amount determined by dividing the Payment Amount by 365 and multiplying the result by the number of days in such year prior to the date of such termination (such amount to be paid promptly after determination of the Payment Amount);

(5)                                 Full benefit coverage for the Executive, his spouse and other eligible dependents under all of the Company’s life insurance, disability, accidental death and dismemberment and other Executive welfare programs, plans and policies (including, but not limited to, health and dental insurance plans and policies, but excluding the benefits provided pursuant to Subparagraphs 3(h) and (i)) for three (3) years from the Termination Date;  provided that if the Company’s Health and Welfare Programs do not permit continuation of coverage for three (3) years after termination of an employee’s employment, the Company will reimburse the Executive, on an after tax basis, for the cost of obtaining comparable coverage for the portion of such two-year period during which coverage is not provided by the Company;

(6)                                 Immediate vesting of all outstanding unvested stock options.  To the extent the Executive is prohibited from exercising  any stock options  under the Stock Option Plan, he shall be paid cash in lieu of exercising such options; and

(7)                                 Immediate lapse of all restrictions on all outstanding restricted stock awards.

Notwithstanding the foregoing, if your employment by the Company is terminated and as a result of such termination you become eligible to receive payments and/or benefits under the Sotheby’s, Inc. Severance Plan, then the amount you receive under the Sotheby’s, Inc. Severance Plan shall reduce (but not below zero), dollar-for-dollar, the amounts you shall be entitled to receive pursuant to Subparagraphs 5 (a) (1) and 5 (a) (2).

(b) Termination For Cause or Termination By the Executive Without Good Reason.  If the Executive’s employment is terminated by the Company for Cause or by Executive without Good Reason, Executive shall receive Base Salary through the date of termination to the extent not theretofore paid, all benefits accrued to the date of termination that are not forfeited under the terms of the plans, and (i) if the Executive terminates his employment without Good Reason, unpaid Annual Incentive Compensation accrued during the calendar year prior to the calendar year in which the termination is effective or (ii) if the Executive’s employment is terminated by the Company for Cause and the actions(s) or occurrence(s) constituting Cause took place in the year in which the termination is effective, unpaid Annual Incentive Compensation accrued during the calendar year prior to the calendar year in which the termination is effective.

(c) Termination Due to Death or Disability.  In the event of the Executive’s death or Disability during the Term, Executive’s employment will terminate as of the date of the Executive’s death or Disability and he (or his Estate or beneficiaries as applicable) will  be entitled to  (i)

his Base Salary and Annual Incentive Compensation (in an amount equal to his annual incentive bonus target as most recently determined pursuant to Subparagraph 3(a)) through June 30, 2006,  (ii)  all previously earned and accrued (but unpaid) entitlements and benefits from the Company, including any such entitlements and benefits as an Executive under this Agreement or under the Company’s pension, disability and life insurance plans, policies and programs, if any, (iii) immediate vesting of all outstanding unvested stock options and (iv) immediate lapse of all restrictions on all outstanding restricted stock awards.

(d) Expiration of the Term.  If the Company does not offer to renew this Agreement at least six (6) months prior to the expiration of the Term on terms at least as favorable as those in the final year of the Executive’s employment (except that (i) its Term need be no longer than two (2) years,  (ii) payments for termination without Cause or for Good Reason need be no greater than two years’ Base Salary and Annual Incentive Compensation, (iii) Subparagraph 4 (d) (6) need not be included and (iv) the provisions of Subparagraph 3 (c) may be satisfied by a plan comparable to the Company’s Partnership Plan that provides the Executive with the opportunity to earn substantially equivalent economic benefits based on the financial performance of the Company),  the Executive shall, upon the expiration of the Term, be entitled to receive  compensation and benefits as if his employment were terminated by him for Good Reason immediately prior to the expiration of the Term.

(e) Change of Control.  If a “Change of Control” (as defined in the Stock Option Plan) occurs and the Executive terminates his employment without Good Reason no earlier than six (6) months following the Change of Control and no later than twelve (12) months following the Change of Control, the Executive shall receive compensation and benefits as if his employment  were terminated by him for Good Reason.

(f) Release.  Any payments payable pursuant to this Paragraph 5 other than unpaid compensation shall only be payable if the Executive delivers to the Company a release, in the form attached hereto as Exhibit A, of all his claims (except with regard to claims for payments or benefits specifically payable or providable hereunder which are not yet paid as of the effective date of the release, claims for vested accrued benefits, claims under the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended (“COBRA”) or claims relating to any rights of indemnification under Paragraph 8(e)), occurring up to the release date with regard to the Company and its respective past or present officers, directors and employees in such form as reasonably requested by the Company.

6.          Non-Compete and Non-Solicitation Agreement.

(a) Because of the importance of stability and confidentiality during this time of uncertainty for the Company, and because the Executive has specialized, unique confidential knowledge vital to the Company, the Executive agrees that, during the Restricted Period (defined below), he will not, without the consent of the Company, in New York, California, England, France or Switzerland

engage directly or indirectly in the live or on-line Art Auction Business or in any other business in which the Company is actively engaged or is actively seeking to become engaged as of the time the Executive’s employment terminates (a “Competing Business”), whether such engagement by the Executive is as an officer, director, proprietor, employee, partner, owner, consultant, advisor, agent, sales representative or other participation.  For purposes of this Agreement, the Art Auction Business involves auctions of property in the collecting categories that the Company offers for sale in its core business at the time of termination.  For purposes of this Agreement, the “Restricted Period” is during the course of the Executive’s employment and the earlier of (i) six (6) months after the end of the Term or (ii) twelve (12) months after the termination of the Executive’s employment.

(b) In addition to the foregoing, during the Restricted Period, the Executive agrees that he will not, either alone or in concert with others, and will not cause another to in any such case directly or indirectly,

(1)                                 to recruit, solicit or induce any Sotheby’s employees to terminate their employment with Sotheby’s;

(2)                                 to solicit the business of, do business with, or seek to do business with, any Client of the Company (as defined herein);

(3)                                 to encourage or assist any Competing Business to solicit or service any Client of the Company; or

(4)                                 otherwise to induce any Client of the Company to cease doing business with, or lessen its business with, the Company.

(c) The term “Client” shall not include clients of Sotheby’s with whom the Executive had no dealings on behalf of Sotheby’s, or clients he developed and maintained without any support or assistance, whether financial or otherwise, from Sotheby’s, but shall include any person who has or has had business with the Company with whom the Executive did have dealings as well as, insofar as property that was at any time owned by such person is concerned, that person’s estate, heirs and/or immediate family.

(d) If at any time there is a judicial determination by any court of competent jurisdiction that the time period, geographical scope, or any other restriction contained in this Paragraph 6 is unenforceable against the Executive, the provisions of this Paragraph 6 shall not be deemed void but shall be deemed amended to apply as to such maximum time period, geographical scope and to such other maximum extent as the court may judicially determine or indicate to be enforceable.

7.          Legal and Equitable Remedies. Sotheby’s shall be entitled to enjoin a violation by the Executive of any provision hereof.  Moreover, the parties hereto acknowledge that the damages suffered by Sotheby’s as a result of any violation of this Agreement may be difficult to ascertain.  Accordingly, the parties agree that in the event of a breach of this Agreement by the Executive, Sotheby’s shall be entitled to specific enforcement by injunctive relief of the Executive’s obligations to Sotheby’s.  The remedies referred to above shall not be deemed to be exclusive of any other remedies available to Sotheby’s, including to enforce the performance or observation of the covenants and agreements contained in this Agreement.

8.          Miscellaneous.

(a) Notice.  For the purpose of this Agreement, notices and all other communications provided for in the Agreement shall be in writing and shall be deemed to have been duly given when delivered or mailed by United States  registered mail, return receipt requested, postage prepaid, addressed to the respective addresses set forth below, or to such other address as either party may have furnished to the other in writing in accordance herewith, except that notice of change of address shall be effective only upon actual receipt:

To the Company:

Sotheby’s, Inc.

1334 York Avenue

New York, NY  10021

Attention:  General Counsel

To the Executive:

Sotheby’s, Inc.

1334 York Avenue

New York, NY  10021

(b) Entire Agreement.  This Agreement supersedes any and all existing agreements between the Executive and the Company relating to the terms and conditions of the Executive’s employment, including without limitation the Original Agreement, which shall be of no further force or effect.

(c) Amendments and Waivers.  No provisions of this Agreement may be amended, modified, waived or discharged except as agreed to in writing by the Executive and the

Company.  The failure of a party to insist upon strict adherence to any term of this Agreement on any occasion will not be considered a waiver thereof or deprive that party of the right thereafter to insist upon strict adherence to that term or any other term of this Agreement.

(d) Successors.  This Agreement shall be binding upon and inure to the benefit of the Executive and the Company and its successors and permitted assigns.  Neither this Agreement nor any of the rights of the parties hereunder may be assigned by either party hereto except that the Company may assign its rights and obligations hereunder to a corporation or other entity that acquires substantially all of its assets.  Any assignment or transfer of this Agreement in violation of the foregoing provisions will be void.

(e) Indemnification.  The Executive shall be indemnified and held harmless by the Company, or its successors or assigns, from and against any losses, claims, damages, liabilities or actions, to the fullest extent permitted by law.  The Company shall maintain directors and officers liability insurance for the benefit of the Executive on a basis no less favorable than the basis on which it generally maintains such insurance for the benefit of other executives of the Company.

(f) Governing Law.  This Agreement will be governed by and construed in accordance with the laws of the State of New York applicable to agreements made and/or to be performed in that State, without regard to any choice of law provisions thereof.

(g) Arbitration.  Any dispute, controversy or claim arising out of or relating to this Agreement, or breach thereof (other than an action or proceeding for an injunction or other equitable relief pursuant to Paragraph 7 hereof), shall be settled by arbitration in New York City in accordance with the National Rules for the Resolution of Employment Disputes of the American Arbitration Association by a single arbitrator.  The arbitrator’s award shall be final and binding upon both parties, and judgment upon the award may be entered in any court of competent jurisdiction in any state of the United States or country or application may be made to such court for a judicial acceptance of the award and an enforcement as the law of such jurisdiction may require or allow.  The losing party in such arbitration shall be liable for any costs, including attorneys’ fees.  If there is a dispute as to which party lost, or if a party shall have prevailed on one or more but not all of the issues subject to arbitration, costs and fees shall be allocated by the arbitrator.

(h) Tax Gross-Up.  Notwithstanding anything herein to the contrary, if it is determined by the Company on or prior to the date the applicable payments and/or benefits are paid or thereafter by the Internal Revenue Service (the “IRS”) pursuant to an IRS audit of the Executive’s federal income tax return(s) (an “Audit”), that any payment or benefit provided to the Executive under this Agreement would be subject to the excise tax imposed by Section 4999 of the Internal Revenue Code of 1986, as amended, or any interest or penalties with respect to such excise tax (such excise tax, together with any interest or penalties thereon, is herein referred to as the “Excise Tax”), then the

Company shall pay (either directly to the IRS as tax withholdings or to the Executive as a reimbursement of any amount of taxes, interest and penalties paid by the Executive to the IRS) both the Excise Tax and an additional cash payment (a “Gross-Up Payment”) in an amount that will place the Executive in the same after-tax economic position that the Executive would have enjoyed if the payment or benefit had not been subject to the Excise Tax.  The amount of the Gross-Up Payment shall be calculated by the Company’s regular independent auditors based on the amount of the Excise Tax paid by the Company as determined by the Company or the IRS, and assuming that the Executive pays taxes in the highest marginal tax brackets.  If the amount of the Excise Tax determined by the IRS is greater than an amount previously determined by the Company, the Company’s auditors shall recalculate the amount of the Gross-Up Payment.  The Executive shall promptly notify the Company of any IRS assertion during an Audit that an Excise Tax is due with respect to any payment or benefit, but the Executive shall be under no obligation to defend against such claim by the IRS unless the Company requests, in writing, that the Executive undertake the defense of such IRS claim on behalf of the Company and at the Company’s sole expense.  In such event, the Company may elect to control the conduct to a final determination through counsel of it own choosing and at its sole expense, of any audit, administrative or judicial proceeding involving an asserted liability relating to the Excise Tax, and the Executive shall not settle, compromise or concede such asserted Excise Tax and the Executive shall cooperate with the Company in each phase of any contest.

(i) No Setoff.  The amount of any payment or benefit provided for in Section 5 shall not be reduced by any compensation earned by the Executive as the result of employment by another employer, by retirement benefits, by setoff against any amount claimed to be owed by the Executive to the Company, or otherwise.

(j) Mitigation.  The Executive shall have no duty to mitigate any amounts payable or benefits provided under this Agreement.

(k) Withholdings.  The Company is authorized to withhold from any benefit provided or payment due hereunder the amount of withholding taxes due any federal, state, or local authority in respect of such benefit or payment and to take such other action as may be necessary in the opinion of the Company to satisfy all obligations for the payment of such withholding taxes.

(l) Severability.  If any provision of this Agreement is invalid or unenforceable, the balance of this Agreement will remain in effect, and if such provision is inapplicable to any person or circumstance, it will nevertheless remain applicable to all other persons and circumstances.

(m) Attorneys’ Fees.  At the request of the Executive, the Company shall pay the Executive’s reasonable attorneys’ fees incurred by the Executive in connection with preparation, execution and delivery of this Agreement.

(n) Effectiveness.  This Agreement shall become effective as of July 1, 2003.  The respective rights of the parties hereunder shall survive the termination of the Executive’s employment.

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IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the day and year first above written.

/s/ William F. Ruprecht
WILLIAM F. RUPRECHT

SOTHEBY’S HOLDINGS, INC.

By:	/s/ Michael I. Sovern
Name: Michael I. Sovern Title: Chairman of the Board

EXHIBIT A

AGREEMENT AND RELEASE

1.               Parties.  The parties to this Agreement and Release are William F. Ruprecht (“Ruprecht”) and Sotheby’s Holdings, Inc., and its subsidiaries, related or affiliated entities or any entities in which any of them has an interest (“Sotheby’s”).

2.               Consideration.

(a)                                  As consideration for this Agreement and Release, Ruprecht will receive the full amount to which he is entitled pursuant to Paragraphs 5 and 8(h) of the Employment Agreement dated as of July 1, 2003 by and between Sotheby’s Holdings, Inc. and Ruprecht (the “Employment Agreement”), a copy of which is attached hereto as Exhibit 1.

(b)                                 Ruprecht agrees that the consideration provided in this Agreement and Release:

(i)                                     exceeds any payment, benefit or other thing of value to which he might otherwise be entitled under any policy, plan or procedure of Sotheby’s; and

(ii)                                  is in full discharge of any and all of Sotheby’s liabilities and obligations to him/her, whether written or oral.

3.               Employment Agreement.  Ruprecht acknowledges and reaffirms his obligations pursuant to the Employment Agreement, including that for good and valuable consideration, the receipt of which is hereby acknowledged, Ruprecht agrees to comply with the provisions of Paragraph 6 of the Employment Agreement.

4.               Ruprecht Release.

(a)                                  For good and valuable consideration, the receipt of which is hereby acknowledged, Ruprecht for himself and for his heirs, executors, administrators, trustees, legal representatives and assigns (hereinafter collectively referred to as “Ruprecht Releasors”), hereby forever releases and discharges Sotheby’s, or any of Sotheby’s past, present or future parent entities, partners, subsidiaries, affiliates, divisions, employee benefit and/or pension plans or funds, insurers, successors and assigns and any of its or their past, present or future officers, directors, attorneys, agents, trustees, administrators, employees, or assigns (whether acting as agents for Sotheby’s or in their individual capacities) (collectively referred to as “Sotheby’s Releasees”) from any and all claims, debts, liabilities, demands, obligations, liens, promises, acts, agreements, costs, expenses, damages, actions and causes of action, of any kind whatsoever (upon any legal or equitable theory, whether contractual, common-law, statutory, federal, state, local, or otherwise), except for claims for vested benefits, whether known or unknown, by reason of any act, omission, transaction or occurrence which Ruprecht Releasors ever had, now have or hereafter can, shall or may have against Sotheby’s Releasees  up to and including the Agreement Effective Date as defined in Subparagraph 11(c) below.

Without limiting the generality of the foregoing, Ruprecht Releasors hereby release and discharge Sotheby’s Releasees from:

(i)                                     any and all claims relating to Ruprecht’s employment by Sotheby’s, the terms and conditions of such employment, any employee benefits related to his employment and/or his termination from such employment;

(ii)                                  any and all claims of employment discrimination and/or retaliation under any federal, state or local statute or ordinance, including without limitation, any and all claims under Title VII of the Civil Rights Act of 1964, as amended; the Age Discrimination in Employment Act; the Americans with Disabilities Act; the Worker Adjustment and Retraining Notification Act; the Family and Medical Leave Act of 1993; the Employee Retirement Income Security Act; the Equal Pay Act; the New York State Human Rights Law; and the New York City Human Rights Law;

(iii)                               any and all claims for wrongful discharge and/or breach of contract or any claims related to compensation or benefits, including claims for bonus or deferred payments;

(iv)          any and all claims for defamation, libel or slander against any of the Sotheby’s Releasees ; and

(v)                                 any and all claims for attorneys’ fees, costs, disbursements and the like;

which Ruprecht Releasors ever had, now have or hereafter can, shall or may have against Sotheby’s Releasees for, upon or by reason of any act, omission, transaction or occurrence up to and including the Agreement Effective Date as defined in Subparagraph 11(c) below.

(a)                                  Ruprecht agrees, to the extent consistent with law, that he will not commence, maintain, prosecute or participate (except as compelled by legal process) in any action or proceeding of any kind (judicial or administrative) against Sotheby’s Releasees, arising out of any act, omission, transaction or occurrence occurring up to and including the Agreement Effective Date as defined in Subparagraph 11(c) below.

(b)                                 Ruprecht further agrees, to the extent consistent with law, that he will not seek or accept any award or settlement from any source or proceeding with respect to any claim or right covered by Subparagraphs 4(a) and 4(b) and that this Agreement and Release shall act as a bar to recovery in any such proceedings.

5.               Sotheby’s Release.  For good and valuable consideration, the receipt of which is hereby acknowledged, Sotheby’s hereby forever releases and discharges Ruprecht and his heirs, executors, administrators, trustees, legal representatives and assigns (hereinafter collectively referred to as “Ruprecht Releasees”) from any and all claims, debts, liabilities, demands, obligations, liens, promises, acts, agreements, costs, expenses, damages, actions and causes of actions, of any kind whatsoever (upon any legal or equitable theory, whether contractual, common law, statutory, federal, state, local or otherwise) (collectively, “Claims”), by reason of any act, omission, transaction, or occurrence which Sotheby’s ever had, now has or hereafter can, shall or may have against Ruprecht Releasees up to and including the Agreement Effective Date as defined in Subparagraph 11(c) below; provided, however, that the provisions of this Paragraph 5 shall only apply to Claims arising out of facts or circumstances that were known to Ruprecht and of which the Chairman of the Board, Chairman of the Audit Committee, Worldwide General Counsel or Worldwide Head of Human Resources of Sotheby’s had actual knowledge as of the date of this Agreement.

6.               Confidentiality.  Ruprecht acknowledges that this Agreement and Release and all terms and conditions thereof shall be kept strictly confidential and shall not be disclosed by Ruprecht to anyone, except to the extent required by law, and except that Ruprecht may disclose the terms of this Agreement and Release to his spouse and his attorney and/or his tax or financial advisor, who shall each be instructed by Ruprecht that this Agreement and Release and its terms are to be kept confidential.

7.               Covenant of No Pending Claim.  Ruprecht warrants that he has not commenced or filed any litigations, administrative charges or other proceedings against Sotheby’s.

8.               No Representations.  Neither party hereto, nor any agent or representative thereof, has made any statement or representation to the other party regarding any fact relied upon by such other party in entering into this Agreement and Release.

9.               Adequate Investigation and Binding Effect.  Ruprecht has made such investigation of the facts pertaining to this Agreement and Release and all matters pertaining hereto as he deems necessary.  This Agreement and Release shall inure to the benefit of and may be enforced by the parties to this Agreement and Release, and shall be final and binding upon Ruprecht, his executors, administrators, legatees or any other successor in interest, and upon Sotheby’s.

10.         Non-Assignment of Claims.  Ruprecht warrants and represents that he has not assigned nor in any way conveyed, transferred or encumbered all or any portion of the claims or rights covered by this Agreement and Release nor are any such rights or claims endorsed by operation of law or decree or otherwise, and acknowledges and agrees that this warranty and representation is an essential and material term of this Agreement and Release.

11.         Review and Revocation Period.

(a)                                  Ruprecht shall have twenty-one (21) days from the date of receipt of this Agreement and Release, or until               , 200    , to consider the terms and conditions of this Agreement and Release.  Ruprecht may accept this Agreement and Release by signing it and returning it to Ms. Susan Alexander or her successor as Worldwide Head of Human Resources, Sotheby’s, Inc., 1334 York Avenue, New York, New York 10021.

(b)                                 After signing this Agreement and Release, Ruprecht shall have seven (7) days to revoke this Agreement and Release by indicating his desire to do so in writing (i) addressed to Ms. Susan Alexander (or such successor) at the address listed above and (ii) received by Ms. Alexander (or such successor) no later than 5:00 p.m. on the seventh (7th) day following the date Ruprecht signs this Agreement and Release.

(c)                                  The effective date of this Agreement and Release shall be the eighth (8th) day following Ruprecht’s signing of this Agreement and Release (the “Agreement Effective Date”) provided Ruprecht does not revoke this Agreement and Release during the revocation period.

12.         Knowing and Voluntary Waiver.  Ruprecht understands and acknowledges that:  (a) he has carefully read this Agreement and Release in its entirety; (b) he has had an opportunity to consider fully the terms of this Agreement and Release for forty-five (45) days; (c) he has been advised by Sotheby’s in writing to consult with an attorney of his choosing in connection with this Agreement and Release; (d) he fully understands the significance of all of the terms and conditions of this Agreement and Release; (e) he has discussed it with his independent legal counsel, or has had a reasonable opportunity to do so; (f) he has had answered to his satisfaction any questions he has asked with regard to the meaning and significance of any of the provisions of this Agreement and Release; (g) he is signing this Agreement and Release voluntarily and of his own free will and assents to all the terms and conditions contained herein; and (h) the amounts being paid hereunder are in excess of those amounts to which he would be entitled if he did not sign this Agreement and Release.

13.         Non-Disparagement.  Each party hereto agrees that such party will not disparage (or induce or encourage others to disparage) the other party hereto (including, in the case of Sotheby’s, any of its past or present directors, officers, agents, trustees, administrators, attorneys or employees) with respect to any events relating to Ruprecht’s employment with Sotheby’s including, without limitation, disclosing the facts or circumstances surrounding his termination from employment with Sotheby’s or Ruprecht’s criticizing Sotheby’s business strategy.  For the purposes of this Agreement and Release, the term “disparage” means any comments or statements which would adversely affect in any manner: (i) the conduct of Ruprecht while employed by Sotheby’s or the conduct of Sotheby’s business; or (ii) the business reputation or relationships of Ruprecht or of Sotheby’s (and/or any of its past or present directors, officers, agents, trustees, administrators, attorneys or employees).

14. The Company’s Proprietary Information.

(a)                                  Ruprecht acknowledges and reaffirms his obligations pursuant to the Confidentiality Agreement signed by him on [insert date] (the “Confidentiality Agreement”).  Confidential Information as defined in that Confidentiality Agreement includes information or communications relating to the organization, plans, status, strategy and structure of Sotheby’s.  Additionally, Confidential Information includes, but is not limited to, information in written, graphic, recorded, photographic or any machine readable form or that is or was orally conveyed to Ruprecht.  A copy of this Confidentiality Agreement is attached hereto as Exhibit 2.

(b)                                 If Ruprecht has not already done so, he shall return to Sotheby’s all Sotheby’s property in his possession including, but not limited to, credit cards, building passes, airline tickets, computers, laptops, facsimile machines, paging devices and portable telephones no later than his termination date.

(c)                                  If Ruprecht has not already done so, he shall deliver to Sotheby’s all correspondence, documents, papers and other media containing information about the accounts, clients, interests, or business of Sotheby’s together with all copies in his possession no later than his termination date.

15.         Execution.  This Agreement and Release shall not be binding unless signed by both Ruprecht and an authorized representative of Sotheby’s, and neither Ruprecht nor Sotheby’s shall have any obligation to sign this Agreement and Release.

16.         Cooperation with Sotheby’s.  Ruprecht agrees to cooperate with Sotheby’s at its request in connection with any and all claims against Sotheby’s that are brought or commenced by any individual or entity concerning matters of which Ruprecht has or may have knowledge.  Such cooperation shall include, but not be limited to, meeting with Sotheby’s employees and/or otherwise assisting Sotheby’s employees, attorneys or other representatives, testifying at any trial or proceeding without the need for Sotheby’s to serve Ruprecht with a subpoena, and in any other lawful ways that Sotheby’s deems appropriate.

17.         Non-Admission of Liability.  No party hereto admits or acknowledges the existence of any liability or wrongdoing.  This Agreement and Release is not in any respect, nor for any purpose, to be deemed or construed to be, or in any way used as evidence of, an admission or concession of any liability or wrongdoing whatsoever on the part of any person or entity.

18.         Severability.  The terms and provisions of this Agreement and Release are acknowledged by all parties to be required for the reasonable protection of others.  If any of the provisions, terms, clauses or waivers or releases of claims or rights contained in this Agreement and Release are declared unlawful, unenforceable, or ineffective in a legal forum of competent jurisdiction, then such provisions, terms, clauses, or waivers or releases of claims or rights shall be deemed severable, such that all other provisions, terms, clauses, and waivers and releases of claims or rights contained in this Agreement and Release shall remain valid and binding upon the parties.

19.         Integration.  This Agreement and Release constitutes a single, integrated written contract expressing the entire agreement of the parties hereto relative to the subject matter hereof.  With the exception of the Employment Agreement and the Confidentiality Agreement, the provisions and obligations of which are ongoing, all prior and contemporaneous discussions and negotiations have been and are merged and integrated into and are superseded by this Agreement and Release.

20.         Jurisdiction.  In the event of a dispute hereunder, the parties agree to submit to the exclusive jurisdiction of the state courts of and federal courts sitting in the State of New York. The parties hereto submit themselves to the exclusive jurisdiction and venue of the appropriate state or federal court sitting in the Borough of Manhattan, County of New York, State of New York for purposes of any claim, dispute or action arising from or related in any way to this Agreement and Release.

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IN WITNESS WHEREOF, this Agreement and Release has been duly executed by the undersigned on dates indicated below.

Dated:

SOTHEBY’S HOLDINGS, INC.

	By:	/s/ Susan Alexander
		Name:	Susan Alexander
		Title:	Senior Vice President and Worldwide Head of Human Resources

ACCEPTED AND AGREED TO:

/s/ William F. Ruprecht
William F. Ruprecht

Dated: